SKADDEN, ARPS, SLATE, MEAGHER & FLOM

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+852 3740 4863

DIRECT FAX

+852 3910 4863

EMAIL ADDRESS

JULIE.GAO@SKADDEN.COM

PARTNERS

JOHN ADEBIYI ¿

CHRISTOPHER W. BETTS

WILL H. CAI ^

EDWARD H.P. LAM ¿*

HAIPING LI *

RORY MCALPINE ¿

CLIVE W. ROUGH ¿

JONATHAN B. STONE *

ALEC P. TRACY *

^ (ALSO ADMITTED IN CALIFORNIA)

¿ (ALSO ADMITTED IN  ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com December 16, 2015

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Dietrich King, Assistant Director

David Lin, Staff Attorney

Amit Pande, Accounting Branch Chief

Benjamin Phippen, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Yirendai Ltd.
Supplemental Submission to the Staff

Dear Mr. King, Mr. Lin, Mr. Pande and Mr. Phippen:

On behalf of our client, Yirendai Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s supplemental responses to the additional questions raised by the Staff relating to certain comments contained in the Staff’s letter dated December 2, 2015 (the “December 2 Comment Letter”).

The Staff’s relevant comments from the December 2 Comment Letter are reproduced below, including the Company’s original responses in a letter dated December 7, 2015, and are followed by the Company’s responses to the additional questions raised by the Staff. Capitalized terms used but not otherwise defined herein have the meanings set forth in the amendment No. 4 to the Company’s registration statement on Form F-1 filed with the Commission via EDGAR on December 14, 2015.

Securities and Exchange Commission

December 16, 2015

1.	Comment No. 18 of the December 2 Comment Letter

Management

Terms of Directors and Officers, page 159

Please describe the material terms of the written agreement that sets forth the expiration date of the term of office of your directors and tell us what consideration you have given to filing the agreement as an exhibit to the registration statement.

The Company respectfully advises the Staff that the Company has entered into a written director agreement with each of the independent director appointees of the Company, including Messrs. Sam Hanhui Sun, Jingsheng Huang and Qing Li. The Company does not and has no plan to enter into any written director agreement with its non-independent directors. In response to the Staff’s comment, the Company has added disclosures relating to the written director agreements with its independent director appointees on page 160 of the Registration Statement and filed the form of the agreements as exhibit 10.14 to the Registration Statement.

Follow-up question from the Staff:

•	Please tell us what consideration you have given to filing the director agreement with its exhibits.

The Company respectfully advises the Staff that exhibit A to each director agreement provides for the compensation of the relevant director and exhibit B to each director agreement lists out the director’s current affiliations. The Company believes that the information contained in the exhibits is immaterial in amount and significance to the Company as a whole. Furthermore, the Company, as a foreign private issuer, is not required to disclose individual compensation of its directors and officers under Item 6.B. of Form 20-F if such disclosure is not required in the Company’s home country and is not otherwise publicly disclosed by the Company. Given that the Company is incorporated in the Cayman Islands and is not required to disclose individual compensation of its directors and officers under Cayman Islands law and that the Company has never disclosed such information publicly, the Company respectfully omitted the information contained in the exhibits when filing the form of the director agreements.

*      *      *

Securities and Exchange Commission

December 16, 2015

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com. Questions relating to accounting and auditing matters of the Company may also be directed to Elsie Zhou, partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by phone at +86 10 8520-7142 or via email at ezhou@deloitte.com.cn.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Ning Tang, Executive Chairman, Yirendai Ltd.

Dennis Yu Cong, Chief Financial Officer, Yirendai Ltd.

Elsie Zhou, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

Chris Lin, Esq., Partner, Simpson Thacher & Bartlett LLP